Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 12, 2018, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase For Cash

All Outstanding Shares of Common Stock

of

CafePress Inc.

at

$1.48 Net Per Share

Pursuant to the Offer to Purchase dated October 12, 2018

by

Snapfish Merger Sub, Inc.

a wholly owned subsidiary of

Snapfish, LLC

Snapfish Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Snapfish, LLC, a California limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc., a Delaware corporation (the “Company”), at a price per Share of $1.48 (such price as it may be amended from time to time in accordance with the Merger Agreement (as defined below), the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether it charges any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 8, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is not subject to any financing condition. The Offer is, however, subject to the following conditions, among others:

•

there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and Purchaser (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least a majority of the Shares then outstanding at the time of the expiration of the Offer (such condition, the “Minimum Condition”);

•

there shall not have occurred any event, change, development, circumstance, fact or effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); and

•	other customary conditions.

Parent and Purchaser may, and reserve the right to, waive any condition, in whole or in part, except for the Minimum Condition (which requires the Company’s written consent), or modify the terms of the Offer at any time and from time to time, subject to the terms of the Merger Agreement and to the extent permitted by applicable law. A more detailed discussion of the conditions to consummation of the Offer is contained in the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Company’s board of directors unanimously (a) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (b) adopted and declared advisable, pursuant to DGCL §251(b) of the General Corporation Law of Delaware (“DGCL”), the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) resolved that the Merger shall be effected as soon as practicable following the expiration of the Offer without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL and (d) subject to the terms of the Merger Agreement, resolved and agreed to recommend that the holders of Shares accept the Offer and tender their shares pursuant to the Offer.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with applicable legal requirements will have appraisal rights under the DGCL.

Upon the terms and subject to the conditions of the Merger Agreement, if the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated, in accordance with Section 251(h) of the DGCL, as soon as practicable after Purchaser accepts for payment Shares tendered pursuant to the Offer, without a meeting of the stockholders of the Company.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer (i) at the Company’s request, on up to two occasions in increments of no more than ten business days; or (ii) at Purchaser’s election on one or more occasions in increments of no more than ten business days until the earlier of the (A) date Parent or Purchaser is permitted to terminate the Merger Agreement in accordance with its terms and (B) December 31, 2018.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Purchaser will not, without the Company’s consent, provide a subsequent offering period after the expiration time of the Offer.

In order for a stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for Shares held as physical certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary before the Expiration Date;

•

for Shares held directly in book-entry form in an account with the Company’s transfer agent, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Date; and

•	for Shares held through a broker, dealer, commercial bank, trust company or other nominee, the stockholder must contact such nominee and give instructions to tender such Shares;

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. Further, if Purchaser has not accepted Shares for payment by December 10, 2018, they may be withdrawn at any time prior to the acceptance for payment after that date. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser or Parent, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration time of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the

Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

October 12, 2018